Union Pacific Resources Group Inc.

News Release                                                          [UPR LOGO]
--------------------------------------------------------------------------------
UPR EXTENDS DEADLINE FOR TENDER OFFER EXPIRATION

Fort Worth, TX, August 27, 1997 -- Union Pacific Resources Group Inc. [NYSE:
UPR] today announced that the tender offer of UPR and its wholly owned subsidiary, Resources Newco, Inc., for shares of Pennzoil Company has been extended to midnight New York time October 29, 1997. The offer was previously scheduled to expire on September 24, 1997.

Jack Messman, Chairman and Chief Executive Officer of UPR, said, "We are continuing our intensive efforts to complete this transaction and will use the additional time to pursue that goal. We remain firmly convinced that the combination of UPR and Pennzoil is strategically compelling and will create value beyond what Pennzoil can create on its own."

On June 23, 1997, UPR announced its proposal to acquire Pennzoil for a combination of $84 per share in cash for 50.1% of Pennzoil's outstanding shares and UPR stock for the remaining shares. A total of 61.5% of Pennzoil shares were tendered into UPR's offer as of the initial expiration date of July 21, after which the expiration was extended to September 24, 1997. At the close of business, August 26, a total of 21,518,204 shares, or over 45% of outstanding shares, still remained tendered, even though normal practice for many investors is to withdraw their shares temporarily after the initial expiration in order to give themselves trading flexibility prior to re-tendering at a later date.

This press release is not an offer to purchase shares of Pennzoil, nor is it an offer to sell any UPR common stock which may be issued in a merger involving Pennzoil and a subsidiary of UPR. The cash tender offer by a subsidiary of UPR to acquire 50.1% of Pennzoil's common shares will be made solely by the Offer to Purchase and the related Letter of Transmittal. Any issuance of UPR common stock in any merger involving Pennzoil and a subsidiary of UPR would have to be registered under the Securities Act of 1933, as amended, and such UPR common stock would be offered only by means of a prospectus complying with such Act.

                                #      #       #



Media Contact:                                       Investor Relations Contact:
Walter Montgomery                                    Michael Liebschwager
212-484-6721                                         817-877-6531




801 Cherry Street
Fort Worth, Texas 76102-6803